May 21, 2009

Ronald M. Morrison, General Counsel
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

>   **Re: Impac Mortgage Holdings, Inc.**
>   **Preliminary Proxy Statements on Schedule 14A**
>   **File No. 001-14100**
>   **Filed May 11, 2009**

Dear Mr. Morrison:

    This is to advise you that we have conducted only a limited review of your filings. Based on that limited review, we have the following comments. Please note that any revisions should be made to each preliminary proxy statement, as appropriate.

1.   We note the analysis undertaken by the board referenced on page 8 of the preferred stockholders' consent solicitation. Please revise your disclosure to more fully describe the analysis undertaken by the board. In addition, please revise the proxy statements to provide more detailed disclosure of the consequences for the company, your preferred stockholders and your common stockholders if you do not receive shareholder approval for the proposed amendments to the charter.

2.   Please tell us whether you considered Rule 13e-3 in connection with this offering to purchase and briefly explain how you determined that it does not apply.

3.   Please revise to specifically identify the amendments to the charter that you are asking shareholders to approve and provide the information that is required by Schedule 14A. Please consider whether the charter amendments can be appropriately combined into one proposal or whether they should be unbundled into separate proposals.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Katherine J. Blair, Esquire (by facsimile)